December 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blink Charging Co.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Blink Charging Co., a Nevada corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Registration Statement on Form S-1 covering the sale of up to 14,814,814 shares of the Company’s common stock on a best-efforts basis, together with all exhibits listed in the Registration Statement as filed therewith.

We were advised on Monday morning, December 1, 2025, by Jenny O’Shanick of the SEC staff that the Draft Registration Statement (CIK 0001429764) submitted by the Company on October 8, 2025, was not being reviewed. The Registration Statement has been updated to reflect the preliminary number of shares of the Company’s common stock to be offered and related pricing information, and to include the incorporation by reference of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025.

As we have previously advised the staff, the placement agents and the Company expect to price the offering on Wednesday, December 10, 2025 post-market, and respectfully request the staff to convey any comments they may have on the Registration Statement no later than Monday, December 8, 2025.

The final pricing information will be provided in a final prospectus in reliance on Rule 430A. We expect to ask for acceleration of the effectiveness of the Registration Statement at the beginning of next week. The request of the placement agents will include the representation from them with respect to compliance with Rule 15c2-8. A copy of the letter from FINRA clearing the compensation arrangements for the offering will be forwarded to you.

Should any member of the SEC staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement or the offering, please do not hesitate to contact me (tel.: (212) 451-2234) or Dakota J. Forsyth of our office (tel.: (212) 451-2247), or Michael Bercovich, the Company’s Chief Financial Officer (tel.: (703) 675-5766).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman